                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                           SILICON VALLEY GROUP, INC.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)


                                  827066-10-1
                                  -----------
                                 (CUSIP Number)


                            Rebecca K. Schmitt, Esq.
                          Gray Cary Ware & Freidenrich
                        4365 Executive Drive, Suite 1600
                          San Diego, California 92121
                                 (619) 677-1446
                                 --------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 22, 1996
                               -----------------
            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                  [ ]

CUSIP NO. 827066-10-1

         1.      NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      SEMATECH, INC.
                                                    IRS No. 77-0164704

         2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (See Instructions)
                                                                                              (a)     [ ]

                                                                                              (b)     [x]

         3.      SEC USE ONLY

         4.      SOURCE OF FUNDS (See Instructions)
                                                            Not Applicable (disposition)

         5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                              [ ]

         6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                            DELAWARE

                 Number of Shares                           7.      SOLE VOTING POWER
                 Beneficially Owned                                          0
                 by Each Reporting
                 Person With                                8.      SHARED VOTING POWER
                                                                             0

                                                            9.      SOLE DISPOSITIVE POWER
                                                                             0

                                                            10.     SHARED DISPOSITIVE POWER
                                                                             0

         11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            0

         12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                                            [ ]

         13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0%

         14.     TYPE OF REPORTING PERSON

                                                            CO

Item 1.  Security and Issuer.

         This Schedule 13D relates to the disposition by SEMATECH, INC., a Delaware not-for-profit corporation ("SEMATECH") of shares of the Common Stock of Silicon Valley Group, Inc., a Delaware corporation ("SVG"). The principal executive offices of SVG are located at 101 Metro Drive, Suite 400, San Jose, California 95110.

Item 2.  Identity and Background.

         This statement is being filed on behalf of SEMATECH, which maintains its principal business address at 2706 Montopolis Drive, in Austin, Texas 78741-6499. SEMATECH is a not-for-profit membership corporation organized to conduct research and development in advanced semiconductor manufacturing technology (including related processes, materials, equipment, computer software and systems), to test and demonstrate the developed technology, to develop techniques for adapting the manufacturing processes to flexible manufacturing systems for the production of diverse semiconductor products, and to transfer the resulting technology to its members for their use. No single
member of SEMATECH controls SEMATECH.   The United States Government is not a
member of SEMATECH, but has provided financial assistance to SEMATECH.

         The citizenship, business address, and principal occupation of each of the executive officers and directors of SEMATECH are set forth on Schedule A attached hereto and incorporated herein by reference.

         During the last five years, neither SEMATECH nor, to the knowledge of SEMATECH, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither SEMATECH nor, to the knowledge of SEMATECH, any of the persons listed on Schedule A, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.  Purpose of the Transaction.

         Not Applicable.

Item 5.  Interest in Securities of SVG.

         (a) Sematech does not beneficially own any shares of common stock of SVG.

         (b)     Not Applicable.

         (c) On November 22, 1996 SEMATECH sold 701,923 shares of common stock of SVG in open market transactions pursuant to Rule 144. The average sale price of the shares was $21.2562 per share.

         (d) No person other than SEMATECH has the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

         (e) SEMATECH ceased to be the beneficial owner of more than five percent of SVG on or before April 16, 1996, the date SEMATECH exercised its warrant to purchase shares of SVG common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of SVG.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.




                                  SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 4, 1996                       SEMATECH, INC.


                                         By:  /s/ Robert E. Falstad
                                            ------------------------------------

                                         Name:    Robert E. Falstad
                                              ----------------------------------
                                         Title:   General Counsel and Secretary
                                               ---------------------------------

                                   SCHEDULE A
                             TO SCHEDULE 13D FILED
                                       BY
                                 SEMATECH, INC.

The following table sets forth certain information concerning each of the directors and executive officers of SEMATECH, Inc. as of the date hereof (to the knowledge of SEMATECH, citizenship information set forth below is correct; however, SEMATECH has made no inquiry with respect thereto.

                 OFFICERS:

Name:                     William J. Spencer
Citizenship:              U.S.
Business Address:         SEMATECH, Inc.
                          Chairman of the Board
                          President &
                          Chief Executive Officer
                          2706 Montopolis Drive
                          Austin, Texas 78741
Principal Occupation:     Electronics Industry Executive

Name:                     Robert W. Galvin
Citizenship:              U.S.
Business Address:         SEMATECH, Inc.
                          Vice Chairman of the Board
                          MOTOROLA, Inc.
                          Chairman of the Exec. Comm.
                          1303 East Algonquin Road
                          Schaumburg, IL 60196
Principal Occupation:     Electronics Industry Executive

Name:                     James B. Owens
Citizenship:              U.S.
Business Address:         SEMATECH, Inc.
                          Executive Vice President
                          & Chief Operating Officer
                          2706 Montopolis Drive
                          Austin, Texas 78741
Principal Occupation:     Electronics Industry Executive

Name:                     M. Franklin Squires
Citizenship:              U.S.
Business Address:         SEMATECH, Inc.
                          Senior Vice President
                          & Chief Administrative Officer
                          2706 Montopolis Drive
                          Austin, Texas 78741
Principal Occupation:     Electronics Industry Executive

Name:                     Robert E. Falstad
Citizenship:              U.S.
Business Address:         SEMATECH, Inc.
                          General Counsel
                          & Secretary

                          2706 Montopolis Drive
                          Austin, Texas 78741
Principal Occupation:     Corporate Attorney

                 DIRECTORS

Name:                     Gene Conner
Citizenship:              U.S.
Business Address:         ADVANCED MICRO DEVICES
                          Senior Vice President
                          One AMD Place
                          P.O. Box 3453
                          Sunnyvale, CA 94088-3453
Principal Occupation:     Electronics Industry Executive

Name:                     Robert E. Caldwell
Citizenship:              U.S.
Business Address:         DIGITAL EQUIPMENT CORP.
                          Vice President
                          Digital Semiconductor
                          75 Reed Road
                          MS HL02-2/M12
                          Hudson, MA 01749
Principal Occupation:     Electronics Industry Executive

Name:                     George E. Bodway
Citizenship:              U.S.
Business Address:         HEWLETT-PACKARD CO.
                          Corporate Planning Manager
                          3000 Hanover Street, MS 20BT
                          Palo Alto, CA  94304
Principal Occupation:     Electronics Industry Executive

Name:                     O.B. Bilous
Citizenship:              U.S.
Business Address:         IBM CORPORATION
                          General Manager
                          Memory Products Group
                          1580 Route 52
                          Building 504, Zip 92X
                          Hopewell Jct., NY 12533
Principal Occupation:     Electronics Industry Executive

Name:                     Craig R. Barrett
Citizenship:              U.S.
Business Address:         INTEL CORPORATION
                          Executive Vice President &
                          Chief Operating Officer
                          5000 W. Chandler Blvd.
                          MS CH5-201
                          Chandler, AZ 85226
Principal Occupation:     Electronics Industry Executive

Name:                     John T. Dickson
Citizenship:              U.S.

Business Address:         LUCENT TECHNOLOGIES, INC.
                          Vice President,
                          Integrated Circuit Group
                          555 Union Boulevard
                          Room 21E205
                          Allentown, PA 18103
Principal Occupation:     Electronics Industry Executive

Name:                     William L. George
Citizenship:              U.S.
Business Address:         MOTOROLA
                          Director of Manufacturing,
                          Semiconductor Products Sector
                          3102 N. 56th Street
                          MS 56-208
                          Phoenix, AZ 85018
Principal Occupation:     Electronics Industry Executive

Name:                     Gobi R. Padmanabhan
Citizenship:              U.S.
Business Address:         NATIONAL SEMICONDUCTOR CORP.
                          Senior Vice President,
                          Technology R&D
                          2900 Semiconductor Drive
                          MS: E-110
                          Santa Clara, CA  95051
Principal Occupation:     Electronics Industry Executive

Name:                     John E. Algeo
Citizenship:              U.S.
Business Address:         ROCKWELL INTERNATIONAL
                          Vice President, Operations
                          Semiconductor Systems
                          4311 Jamboree Road
                          Newport Beach, CA  92660
Principal Occupation:     Electronics Industry Executive

Name:                     Alexander V. d'Arbeloff
Citizenship:              U.S.
Business Address:         TERADYNE, INC.
                          Chairman & CEO
                          321 Harrison Avenue
                          Boston, MA 02118
Principal Occupation:     Electronics Industry Executive

Name:                     Richard K. Templeton
Citizenship:              U.S.
Business Address:         Texas Instruments, Inc.
                          Executive VP, President,
                          Semiconductor Group
                          M/S 8681
                          P.O. Box 660199
                          Dallas, TX 75266-0199
Principal Occupation:     Electronics Industry Executive